Exhibit (a)(1)(I)

Acceptance notification email:

Dear [Name],

NICE has received your election, by which you elected to have your Eligible Option grant cancelled in exchange for New Options or New RSUs, subject to the terms and conditions of the Offer to Exchange.

You elected to have the following Eligible Option grant exchanged:

Grant Number	Grant Date	Exercise price	Outstanding Options

If you reconsider before August 5, 2009 at 4:00 PM, EDT (or such later date as may apply if the exchange offer is extended), and would like to withdraw your election to have the above Eligible Options exchanged, you may do so by completing and submitting a Notice of Withdrawal Form in accordance with the instructions contained on such form and in the Offer to Exchange Certain Outstanding Options, or the Offer to Exchange. If you elect to exchange additional Eligible Option grants, you may do so by completing and submitting an additional Election Form in accordance with the instructions contained on such form and in the Offer to Exchange. You must submit the new election form before 4:00 PM EDT, on August 5, 2009 (or such later date as may apply if the exchange offer is extended).

Only Notice of Withdrawal Forms and Election Forms that are properly completed and actually received by NICE before 4:00 PM EDT, on August 5, 2009 (or such later date as may apply if the exchange offer is extended), will be accepted.

Please note that our receipt of your election form is not by itself an acceptance of the options for exchange and that you will be bound by the last properly submitted election form which NICE receives before the expiration date of the offer.